                           CERTIFICATE OF NOTIFICATION

                                    (Rule 24)

                                     to the

                       SECURITIES AND EXCHANGE COMMISSION

                                       by

                MAINE YANKEE ATOMIC POWER COMPANY (MAINE YANKEE)


It is hereby certified that the transactions detailed below, which were covered by the Statement on Form U-1 as amended and the Order of the Securities and Exchange Commission dated September 10, 2001 with respect thereto, have been carried out in accordance with the terms and conditions of and for the purposes represented in said Statement and Order of the Commission, as follows:

On October 1, 2003, Maine Yankee completed the fifth installment of the redemption of its common stock described in said Statement. On that date, Maine Yankee redeemed a total of 45,200 of its 334,500 outstanding shares pro rata from its stockholders at a per share redemption price of $132.8415, for a total redemption price of $6,004,435.80, as follows:

Stockholder                                      Number of Shares Redeemed        Total Redemption Price
-----------                                      -------------------------        ----------------------
Central Maine Power Company                                17,176                     $2,281,685.60
New England Power Company                                  10,848                      1,441,064.59
The Connecticut Light and
         Power Company                                      5,424                        720,532.30

Bangor Hydro Electric Company                               3,164                        420,310.51
Maine Public Service Company                                2,260                        300,221.79
Public Service Company of
         New Hampshire                                      2,260                        300,221.79

Cambridge Electric Light Company                            1,808                        240,177.43
Western Massachusetts Electric Company                      1,356                        180,133.07
Central Vermont Public Service Company                        904                        120,088.72
                                                           ------                     -------------
TOTAL                                                      45,200                     $6,004,435.80

Pursuant to paragraph F.(2) of the Instructions as to Exhibits for Form U-1, because the transactions described in the Statement will be consummated in several steps or installments, the "past tense" opinion of counsel shall be filed at the conclusion of the last such step or installment.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate of Notification to be signed on its behalf by the undersigned officer thereunto duly authorized.

MAINE YANKEE ATOMIC POWER COMPANY


/s/ Michael E. Thomas
-------------------------------------
Michael E. Thomas
Vice President and Chief Financial Officer

Date: October 7, 2003